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ICICI Limited

News Release                                                   November 24, 2000

Redemption of Multi option Bonds issued in July-August 1996

The erstwhile SCICI Limited, which merged with ICICI Limited, had made a public issue of unsecured redeemable bonds in the nature of promissory notes aggregating Rs. 500 crore in July-August 1996 vide the prospectus dated June 26, 1996. The said bonds were issued in the nature of Deep Discount Bonds, Regular Return Bonds, Pension Bonds and Money Back Bonds.

As per the terms and conditions of the prospectus, both the Bondholder(s) and the Company have the right to exercise early redemption option on specified dates. The first date for exercising this call/ put option is on March 1, 2001. In accordance with the above, ICICI would be calling back the Bonds. The total amount being redeemed is approximately Rs. 605 crore.

At the same time, ICICI is offering the eligible Bondholders an option to switchover their existing holding into Fixed Deposits bearing special interest rates. As a policy measure, ICICI also discontinued the practice of putting any call and put options in its public issues of bonds after March 1997.

This communication shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction

Except for the historical information contained herein, statements in this release which contain words or phrases such as "will", "would", "aim", "will likely result", "believe", "expect", "will continue", "anticipate", "estimate", "intend", "plan", "contemplate", "seek to", "future", "objective", "goal", "project", "should", "will pursue" and similar expressions or variations of such expressions may constitute "forward-looking statements". These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to our ability to successfully implement the bond redemption programme, our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowance for credit losses, technological changes, investment income, cash flow projections, our exposure to market risks as well as other risks detailed in the reports filed by ICICI Limited with the Securities and Exchange Commission of the United States. ICICI undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

For further press queries please contact Madhvendra Das at +9122 653-6812 or email: das@icici.com.